                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                         SHELBOURNE PROPERTIES II, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    821374105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

DAVID J. HEYMANN, ESQ.                                 MARK I. FISHER, ESQ.
100 JERICHO QUADRANGLE, SUITE 214                      C/O ROSENMAN & COLIN LLP
JERICHO, NEW YORK  11753                               575 MADISON AVENUE
(516) 681-3636                                         NEW YORK, NEW YORK  10022
                                                       (212) 940-8877

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                                 APRIL 17, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box | |.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   821374105
-----------------------------

----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Millennium Funding Corp.
----------------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |X|
                                                                                                                           (b) | |
----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
----------------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              | |

----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     40 shares
                       -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY
                       8          SHARED VOTING POWER
      OWNED BY
                       -----------------------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
                       9
     REPORTING                    40 shares
                       -----------------------------------------------------------------------------------------------------------
       PERSON
                       10         SHARED DISPOSITIVE POWER
        WITH
----------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40 shares
----------------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               | |

----------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than .1%
----------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   821374105
-----------------------------

----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Millennium Funding III Corp.
----------------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |X|
                                                                                                                           (b) | |
----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
----------------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              | |

----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     160,888 shares
                       -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY
                       8          SHARED VOTING POWER
      OWNED BY
                       -----------------------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
                       9
     REPORTING                    160,888 shares
                       -----------------------------------------------------------------------------------------------------------
       PERSON
                       10         SHARED DISPOSITIVE POWER
        WITH
----------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          160,888 shares
----------------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               | |

----------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13%
----------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   821374105
-----------------------------

----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Resources High Equity, Inc.
----------------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |X|
                                                                                                                           (b) | |
----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
----------------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              | |

----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     1,238 shares
                       -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY
                       8          SHARED VOTING POWER
      OWNED BY
                       -----------------------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
                       9
     REPORTING                    1,238 shares
                       -----------------------------------------------------------------------------------------------------------
       PERSON
                       10         SHARED DISPOSITIVE POWER
        WITH
----------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,238 shares
----------------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               | |

----------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .1%
----------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   821374105
-----------------------------

----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Resources Capital Corp.
----------------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |X|
                                                                                                                           (b) | |
----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
----------------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              | |

----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     59,420 shares
                       -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY
                       8          SHARED VOTING POWER
      OWNED BY
                       -----------------------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
                       9
     REPORTING                    59,420 shares
                       -----------------------------------------------------------------------------------------------------------
       PERSON
                       10         SHARED DISPOSITIVE POWER
        WITH
----------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          59,420 shares
----------------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               | |

----------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.8%
----------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   821374105
-----------------------------

----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Presidio AGP Corp.
----------------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |X|
                                                                                                                           (b) | |
----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
----------------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              | |

----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     1,238 shares
                       -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY
                       8          SHARED VOTING POWER
      OWNED BY
                       -----------------------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
                       9
     REPORTING                    1,238 shares
                       -----------------------------------------------------------------------------------------------------------
       PERSON
                       10         SHARED DISPOSITIVE POWER
        WITH
----------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,238 shares
----------------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               | |

----------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .1%
----------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   821374105
-----------------------------

----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Millennium Funding I LLC
----------------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |X|
                                                                                                                           (b) | |
----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
----------------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              | |

----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     5,884 shares
                       -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY
                       8          SHARED VOTING POWER
      OWNED BY
                       -----------------------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
                       9
     REPORTING                    5,884 shares
                       -----------------------------------------------------------------------------------------------------------
       PERSON
                       10         SHARED DISPOSITIVE POWER
        WITH
----------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,884 shares
----------------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               | |

----------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .5%
----------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   821374105
-----------------------------

----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Millennium Funding III LLC
----------------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |X|
                                                                                                                           (b) | |
----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          OO
----------------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              | |

----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     114,436 shares
                       -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY
                       8          SHARED VOTING POWER
      OWNED BY
                       -----------------------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
                       9
     REPORTING                    114,436 shares
                       -----------------------------------------------------------------------------------------------------------
       PERSON
                       10         SHARED DISPOSITIVE POWER
        WITH
----------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          114,436 shares
----------------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               | |

----------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.24%
----------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------
CUSIP No.   821374105
-----------------------------

----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Presidio Capital Corp.
----------------------------------------------------------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (a) |X|
                                                                                                                           (b) | |
----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          Not applicable
----------------------------------------------------------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              | |

----------------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
----------------------------------------------------------------------------------------------------------------------------------
     NUMBER OF                    SOLE VOTING POWER
                       7
       SHARES                     222,824 shares(1)
                       -----------------------------------------------------------------------------------------------------------
    BENEFICIALLY
                       8          SHARED VOTING POWER
      OWNED BY
                       -----------------------------------------------------------------------------------------------------------
        EACH                      SOLE DISPOSITIVE POWER
                       9
     REPORTING                    222,824 shares(1)
                       -----------------------------------------------------------------------------------------------------------
       PERSON
                       10         SHARED DISPOSITIVE POWER
        WITH
----------------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          222,824 shares(1)
----------------------------------------------------------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               | |

----------------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18%
----------------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          HC
----------------------------------------------------------------------------------------------------------------------------------

---------------

(1) Comprised of shares owned by Millennium Funding Corp., Millennium Funding III Corp., Resources High Equity, Inc., Presidio AGP Corp., Resources Capital Corp.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


----------------------------------

CUSIP No. 821374105
          ---------
----------------------------------
----------------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Capital Investment Company, LLC
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           (a) [x]
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (b) [ ]

----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          Not applicable
----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
   5
----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF                 SOLE VOTING POWER
                       7
         SHARES                   343,144 shares(1)
                       -----------------------------------------------------------------------------------------------------------
       BENEFICIALLY               SHARED VOTING POWER
                       8
        OWNED BY
                      ------------------------------------------------------------------------------------------------------------
          EACH                    SOLE DISPOSITIVE POWER
                       9
       REPORTING                  343,144 shares(1)
                       -----------------------------------------------------------------------------------------------------------
        PERSON                    SHARED DISPOSITIVE POWER
                       10
         WITH
----------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          343,144 shares(1)
----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                                                                             [ ]

----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          27.72%
----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO
----------------------------------------------------------------------------------------------------------------------------------

------------------------



(1) Comprised of shares owned by Millennium Funding Corp., Millennium Funding III Corp., Resources High Equity, Inc., Presidio AGP Corp., Resources Capital Corp., Millennium Funding I LLC and Millennium Funding III LLC.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



----------------------------------

CUSIP No. 821374105
----------------------------------
----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          NorthStar Partnership, L.P.
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           (a) [x]
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (b) [ ]

----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          Not applicable
----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(e)                               [ ]
   5
----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Delaware
----------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF               SOLE VOTING POWER
                       7
           SHARES                 343,144 shares(1)
                       -----------------------------------------------------------------------------------------------------------
        BENEFICIALLY              SHARED VOTING POWER
                       8
         OWNED BY
                       -----------------------------------------------------------------------------------------------------------
            EACH                  SOLE DISPOSITIVE POWER
                       9
         REPORTING                343,144 shares(1)
                       -----------------------------------------------------------------------------------------------------------
           PERSON                 SHARED DISPOSITIVE POWER
                       10
           WITH
----------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          343,144 shares(1)
----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]
   12
----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          27.72%
----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          PN
----------------------------------------------------------------------------------------------------------------------------------

(1) Comprised of shares owned by Millennium Funding Corp., Millennium Funding III Corp., Resources High Equity, Inc., Presidio AGP Corp., Resources Capital Corp., Millennium Funding I LLC and Millennium Funding III LLC.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



----------------------------------

CUSIP No. 821374105
----------------------------------
----------------------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          NorthStar Capital Investment Corp.
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           (a) [x]
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (b) [ ]

----------------------------------------------------------------------------------------------------------------------------------

   3      SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS*
   4
          Not applicable
----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(e)                               [ ]
   5
----------------------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Maryland
----------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF               SOLE VOTING POWER
                       7
           SHARES                 343,144 shares(1)
                       -----------------------------------------------------------------------------------------------------------
        BENEFICIALLY              SHARED VOTING POWER
                       8
         OWNED BY
                       -----------------------------------------------------------------------------------------------------------
            EACH                  SOLE DISPOSITIVE POWER
                       9
         REPORTING                343,144 shares(1)
                       -----------------------------------------------------------------------------------------------------------
           PERSON                 SHARED DISPOSITIVE POWER
                       10
           WITH
----------------------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          343,144 shares(1)
----------------------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                               [ ]
   12
----------------------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          27.72%
----------------------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          CO
----------------------------------------------------------------------------------------------------------------------------------

(1) Comprised of shares owned by Millennium Funding Corp., Millennium Funding III Corp., Resources High Equity, Inc., Presidio AGP Corp., Resources Capital Corp., Millennium Funding I LLC and Millennium Funding III LLC.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Shelbourne Properties II, Inc. (the "Company"). The principal executive offices of the Company are located at Five Cambridge Center, 9th floor, Cambridge, MA 02142.


Item 2. Identity and Background

         (a)-(c) This statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by Millennium Funding Corp. a Delaware corporation ("MFC Corp."), Millennium Funding III Corp., a Delaware corporation, ("MFC III Corp."), Resources High Equity, Inc. a Delaware corporation ("RHE"), Presidio AGP Corp., a Delaware corporation ("AGP"), Resources Capital Corp., a Delaware corporation ("RCC"), Millennium Funding I LLC, a Delaware limited liability company ("Millennium I LLC"), Millennium Funding III LLC, a Delaware limited liability company ("Millennium III LLC"), Presidio Capital Corp., a British Virgin Islands corporation ("Presidio"), Presidio Capital Investment Company, LLC, a Delaware limited liability company ("PCIC"), NorthStar Partnership, L.P., a Delaware limited partnership ("NorthStar Partnership") and NorthStar Capital Investment Corp., a Maryland corporation ("NCIC", and collectively with MFC Corp., MFC III Corp., RHE, AGP, RCC, Millennium I LLC, Millennium III LLC, PCC, PCIC, and NorthStar Partnership, the "Reporting Persons").

         Each of MFC Corp., MFC III Corp., RHE, RCC and AGP is a direct or indirect wholly-owned subsidiary of Presidio. Each of Presidio, Millennium I LLC and Millennium III LLC are wholly-owned by PCIC. The majority interest in PCIC is held by NorthStar Partnership, the general partner of which is NCIC.

         The business address of each of MFC Corp., MFC III Corp., RHE, RCC, AGP and Presidio is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA 02142. The business address of each of Millennium I LLC, Millennium III LLC, PCIC, NorthStar Partnership and NCIC is 527 Madison Avenue, New York, New York 10022.

         The principal business of NCIC is that of a real estate investment company. Each of the other Reporting Person is controlled by NCIC and is engaged in owning and/or investing in various types of assets.

         For certain information concerning the executive officers and directors of MFC Corp., MFC III Corp., RHE, RCC, AGP, Presidio, PCIC, and NCIC, see
Schedule 1.

         (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Each of the individuals listed on Schedule 1 hereto, is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to an Agreement and Plan of Merger between the Company, High Equity Partners L.P. - Series 86 ("High Equity") and Shelbourne Properties II L.P. ("Shelbourne LP"), effective April 17, 2001 High Equity was merged with and into Shelbourne LP, a wholly-owned subsidiary of the Company (the "Merger"). In the Merger, each limited partnership unit in High Equity was exchanged for two shares of Common Stock of the Company and the general partner interests in High Equity held by RHE, RCC and AGP (collectively, the "General Partners") were exchanged for an aggregate of 61,896 shares of Common Stock of the Company. All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the Merger in exchange for partnership interests in High Equity previously owned by the Reporting Persons.


Item 4.  Purpose of Transaction.

         In April 1999, the California Superior Court approved the terms of the settlement (the "Settlement") of a class action and derivative litigation involving High Equity. Under the terms of the Settlement, among other things, the General Partners were required to use their best efforts to reorganize High Equity into a real estate investment trust or other entity whose shares will be listed on a national securities exchange or on the NASDAQ National Market System. In this regard, pursuant to a Prospectus/Consent Solicitation Statement dated February 8, 2001 (the "Consent Solicitation Statement"), the General Partners solicited the consents of limited partners of High Equity to the Merger. Upon the expiration of the solicitation period on April 16, 2001, the requisite consents were obtained and on April 17, 2001, the Merger was consummated. The Company's business is managed by Shelbourne Management LLC, the sole member of which is PCIC, pursuant to the terms of an advisory agreement. In addition, many of the officers and/or directors of the Company, are also officers and/or directors of certain of the Reporting Persons. The Reporting Persons and their affiliates intend to manage the affairs of the Company in the manner described in the Consent Solicitation Statement.

Item 5.   Interest in Securities of the Issuer.

         (a-b) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 1,237,916 shares of Common Stock.

         As of the close of business on April 26, 2001:

              (i) MFC Corp. owns 40 shares with constitute less than .1% of the shares of Common Stock outstanding. MFC Corp. has the sole power to vote and dispose of all such shares;

              (ii) MFC III Corp. owns 160,888 shares which constitute approximately 13% of the shares of Common Stock outstanding. MFC III Corp. has the sole power to vote and dispose of all such shares;

              (iii) RHE owns 1,238 shares which constitute approximately .1% of the shares of Common Stock outstanding. RHE has the sole power to vote and dispose of all such shares;

              (iv) AGP owns 1,238 shares which constitute approximately .1% of the shares of Common Stock outstanding. AGP has the sole power to vote and dispose of all such shares;

              (v) RCC owns 59,420 shares which constitute approximately 4.8% of the Common Stock outstanding. RCC has the sole power to vote and dispose of all such shares;

              (vi) Millennium I LLC owns 5,884 shares which constitute approximately .5% of the shares of Common Stock outstanding. Millennium I LLC has the sole power to vote and dispose of all such shares;

              (vii) Millennium III LLC owns 114,436 shares which constitute approximately 9.24% of the shares of Common Stock outstanding. Millennium III LLC has the sole power to vote and dispose of all such shares;

              (viii) Each of MFC Corp., MFC III Corp., RHE, RCC and AGP is wholly-owned by Presidio. Accordingly, Presidio may be deemed to beneficially own the aggregate 222,824 shares which are beneficially owned by MFC Corp., MFC III Corp., RHE, RCC and AGP. Such shares constitute approximately 18% of the shares of Common Stock outstanding. Presidio has the sole power to vote and dispose of all such shares in its control capacity with respect to such entities;

              (ix) Each of Presidio, Millennium I LLC and Millennium III LLC is wholly-owned by PCIC. Accordingly, PCIC may be deemed to beneficially own the aggregate 343,144 shares which are beneficially owned by Millennium I LLC, Millennium III LLC, and Presidio. Such shares constitute approximately 27.72% of the outstanding shares of Common Stock. PCIC has the sole power to vote and dispose of all such shares in its control capacity with respect to such entities;

              (x) The majority interest in PCIC is held by NorthStar Partnership. Accordingly, NorthStar Partnership may be deemed to beneficially own the aggregate 343,144 shares which are beneficially owned by PCIC. Such shares constitute approximately 27.72% of the outstanding shares of Common Stock. NorthStar Partnership has the sole power to vote and dispose of all such shares in its control capacity with respect to PCIC;

              (xi) NCIC is the general partner and majority owner of NorthStar Partnership. Accordingly, NCIC may be deemed to beneficially own the aggregate 343,144 shares which are beneficially owned by NorthStar Partnership. Such shares constitute approximately 27.72% of the outstanding shares of Common Stock. NCIC has the sole power to vote and dispose of all such shares in its control capacity with respect to NorthStar Partnership.

         (c) Reference is made to Item 3 above.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


              Dated: April 27, 2001

MILLENNIUM FUNDING III LLC                                     NORTHSTAR PARTNERSHIP, L.P.

By:      Presidio Capital Investment Company, LLC,             By:      NorthStar Capital Investment
         its member                                                     Corp., its general partner

By:       /s/ David King                                       By:       /s/ David King
         -----------------------------------                            ---------------------------------
Name:       David King                                         Name:    David King
Title:      President                                          Title:   Vice President


MILLENNIUM FUNDING III CORP.                                   RESOURCES HIGH EQUITY, INC.

By:        /s/ Peter Braverman
          ----------------------------------
Name:       Peter Braverman                                    By:       /s/ Peter Braverman
Title:      Vice President                                              ---------------------------------
                                                               Name:    Peter Braverman
                                                               Title:   Vice President
PRESIDIO CAPITAL CORP.

By:       /s/ Peter Braverman                                  MILLENNIUM FUNDING I LLC
         -----------------------------------
Name:       Peter Braverman
Title:      Vice President                                     By:      Presidio Capital Investment
                                                                        Company, LLC, its sole member
PRESIDIO CAPITAL INVESTMENT
COMPANY, LLC
                                                               By:       /s/ David King
                                                                        ---------------------------------
By:       /s/ David King                                       Name:    David King
         -----------------------------------                   Title:   President
Name:       David King
Title:      President

                                                               PRESIDIO AGP CORP.
NORTHSTAR CAPITAL INVESTMENT CORP.

                                                               By:       /s/ Peter Braverman
                                                                        ---------------------------------
By:       /s/ David King                                       Name:    Peter Braverman
         -----------------------------------                   Title:   Vice President
Name:       David King
Title:      Vice President
                                                               MILLENNIUM FUNDING CORP.

                                                               By:       /s/ Peter Braverman
                                                                        ---------------------------------
                                                               Name:    Peter Braverman
                                                               Title:   Vice President


                                                               RESOURCES CAPITAL CORP.


                                                               By:       /s/ Peter Braverman
                                                                        ---------------------------------
                                                               Name:    Peter Braverman
                                                               Title:   Vice President


                                    EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of Common Stock of Shelbourne Properties II, Inc.



  MILLENNIUM FUNDING III LLC                                   NORTHSTAR PARTNERSHIP, L.P.

  By:      Presidio Capital Investment                         By:      NorthStar Capital Investment
  Company, LLC, its member                                              Corp., its general partner

  By:       /s/ David King                                     By:       /s/ David King
           -----------------------------------                          ---------------------------------
  Name:       David King                                       Name:    David King
  Title:      President                                        Title:   Vice President


  MILLENNIUM FUNDING III CORP.                                 RESOURCES HIGH EQUITY, INC.

  By:       /s/ Peter Braverman
           -----------------------------------
  Name:    Peter Braverman                                     By:       /s/ Peter Braverman
  Title:   Vice President                                               ---------------------------------
                                                               Name:    Peter Braverman
                                                               Title:   Vice President

  PRESIDIO CAPITAL CORP.
                                                               MILLENNIUM FUNDING I LLC
  By:       /s/ Peter Braverman
           -----------------------------------                 By:      Presidio Capital Investment
  Name:    Peter Braverman                                              Company, LLC, its sole member
  Title:   Vice President


  PRESIDIO CAPITAL INVESTMENT                                  By:       /s/ David King
  COMPANY, LLC                                                          ---------------------------------
                                                               Name:    David King
                                                               Title:   President
  By:       /s/  David King
           -----------------------------------
  Name:    David King
  Title:   President                                           PRESIDIO AGP CORP.


  NORTHSTAR CAPITAL INVESTMENT CORP.                           By:       /s/ Peter Braverman
                                                                        ---------------------------------
                                                               Name:    Peter Braverman
                                                               Title:   Vice President
  By:       /s/ David King
           -----------------------------------
  Name:    David King                                          MILLENNIUM FUNDING CORP.
  Title:   Vice President
                                                               By:       /s/ Peter Braverman
                                                                        ---------------------------------
                                                               Name:    Peter Braverman
                                                               Title:   Vice President

                                                               RESOURCES CAPITAL CORP.


                                                               By:       /s/ Peter Braverman
                                                                        ---------------------------------
                                                               Name:    Peter Braverman
                                                               Title:   Vice President



                                   Schedule 1

         Set forth below is certain information regarding the executive officers and directors of Millennium Funding Corp., Millennium Funding III Corp., Resources High Equity, Inc., Resources Capital Corp. and Presidio AGP Corp. (together, the "PCC Entities"), Presidio Capital Corp. ("Presidio"), Presidio Capital Investment Company, LLC ("PCIC"), and NorthStar Capital Investment Corp. ("NCIC").

         Peter W. Ahl is a Vice-President of NCIC and NP Holding. Mr. Ahl joined NorthStar Capital Investment Corp. in 1997. Mr. Ahl is also a Director of the Company. Mr. Ahl's current business address is 527 Madison Avenue, New York, New York 10022.

         Jeffrey H. Aronson is a Manager of PCIC. Mr. Aronson is a Managing Director of Angelo Gordon & Co. Mr. Aronson's current business address is 245 Park Avenue, New York, New York 10167.

         Michael L. Ashner is the President and a director of the PCC Entities and the President of Presidio. Mr. Ashner has been the Chief Executive Officer of Winthrop Financial Associates, A Limited Partnership, and its affiliates since January 1996 as well as the Chief Executive Officer of The Newkirk Group. Mr. Ashner is also the President and a Director of the Company. Mr. Ashner's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA 02142.

         Peter Braverman is a Vice-President and Assistant Secretary of the PCC Entities and Presidio. Mr. Braverman has been the Executive Vice-President of Winthrop Financial Associates, A Limited Partnership and its affiliates since January 1996 as well as the Executive Vice-President of The Newkirk Group. Mr. Braverman is also a Vice President of the Company. Mr. Braverman's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th Floor, Cambridge, MA, 02142.

         Martin L. Edelman, is a director of NCIC. Mr. Edelman is of counsel to Paul, Hastings, Janofsky & Walker LLP, specializing primarily in real estate and corporate transactions. He has done extensive work in Europe, Mexico, Canada and recently in Japan. Mr. Edelman has been a guest lecturer at various institutionally sponsored seminars. Mr. Edelman is a director of Northstar Capital Partners, Delancey Estates PLC., Cendant Incorporated and Capital Trust. He has been a real estate advisor to Quantum Realty Partners/Soros Real Estate Partners since 1992. Mr. Edelman's business address is located at 75 East 55th Street, New York, New York 10022.

         Richard Georgi is a director of NCIC. Mr. Georgi is a Managing Partner of Soros Real Estate Partnership and is responsible for the Soros group of funds (includng Quantum Realty Fund and the Soros Real Estate Investor CV) global real estate investments. Mr. Georgi's current business address is 83 Pall Mall, London SW1Y5ES, England.

         Marc Gordon is a Vice-President and Assistant Secretary of NCIC. Mr. Gordon joined NorthStar Capital Investment Corp. in October 1997. Mr. Gordon's current business address is 527 Madison Avenue, New York, New York 10022.

         David Hamamoto is a director of Presidio, a co-Chairman of the Board, co-Chief Executive Officer and co-President of NCIC and a Vice President and Manager of PCIC. Mr. Hamamoto co-founded NorthStar Capital Partners, LLC with W. Edward Scheetz in July 1997. Mr. Hamamoto is also a Director of the Company. Mr. Hamamoto's current business address is 527 Madison Avenue, New York, New York 10022.

         Christopher M. Jeffries is a director of NCIC. Mr. Jeffries is a founder of Millennium Partners, a developer of mixed-use urban entertainment and living centers. Mr. Jeffries' current business address is 1995 Broadway, New York, New York 10021.

         Steven B. Kauff is a Vice President of NCIC, a director and Vice-President of Presidio and a Vice-President of the PCC Entities. Mr. Kauff joined NorthStar Capital Investment Corp. in July 1999. Mr. Kauff is also a Vice President of the Company. Mr. Kauff's current business address is 527 Madison Avenue, New York, New York 10022.

         Thomas L. Kempner, Jr. is a Manager of PCIC. Mr. Kempner is a partner at M.H. Davidson & Co. and specializes in distressed securities. Mr. Kempner is presently a member of the Yale Development Board and serves on the boards of the USA Cycling Development Foundation and the St. Bernard's School in New York. Mr. Kempner's business address is located at 885 Third Avenue, Suite 3300, New York, New York, 10022.



         David King, is a Vice-President and Assistant Treasurer of NCIC, the President and Chief Executive Officer and a Manager of PCIC, a Vice-President and director of Presidio and a Vice-President of the PCC Entities. Mr. King joined NorthStar Capital Partners LLC, a real estate investment company, in November 1997. Mr. King is also a Vice President and Director of the Company. Mr. King's current business address is 527 Madison Avenue, New York, New York 10022.

         Dallas E. Lucas is a director and Vice-President of Presidio, a Vice-President of the PCC Entities, the Secretary, Treasurer and Chief Financial Officer and a Manager of PCIC and the Chief Financial Officer, Treasurer, a Vice-President and a director of NCIC. Mr. Lucas joined NorthStar Capital Partners, LLC in August 1998. Mr. Lucas is also a Vice President and Director of the Company. Mr. Lucas' current business address is 527 Madison Avenue, New York, New York 10022.

         Richard McCready is a Vice-President and Secretary of NCIC. Mr. McCready joined NorthStar Capital Partners, LLC in March 1998. Mr. McCready's current business address is 527 Madison Avenue, New York, New York 10022.

         John A. Motulsky is a Manager of PCIC. Mr. Motulsky is a senior portfolio manager for Stonehill Capital Management LLC and a Managing General Partner of each of the Stonehill investment funds. Mr. Motulsky's principal business address is c/o Stonehill Capital Management, 126 East 56th Street, 9th Floor, New York, New York 10022.

         W. Edward Scheetz is a director of Presidio, a co-Chairman of the Board, co-Chief Executive Officer and co-President of NCIC and a Vice President and Manager of PCIC. Mr. Scheetz co-founded NorthStar Capital Partners, LLC with David Hamamoto in July 1997. Mr. Scheetz is also a Director of the Company. Mr. Scheetz' current business address is 527 Madison Avenue, New York, New York 10022.

         Robert Soros is a director of NCIC. Mr. Soros is Chief Executive Officer of Soros Fund Management LLC. Mr. Soros is a member of the Board of Directors of MenuDirect Corporation, Stratum Realty Fund and Wang Healthcare Information Systems. Mr. Soros' current business address is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         Lara Sweeney is a Vice-President and Assistant Secretary of Presidio and the PCC Entities. Ms. Sweeney has been a Senior Vice President of Winthrop Financial Associates, A Limited Partnership since 1996. Ms. Sweeney is also a Vice President and Secretary of the Company. Ms. Sweeney's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.

         Carolyn Tiffany is a Vice-President, Treasurer and Secretary of Presidio and the PCC Entities. Ms. Tiffany joined Winthrop Financial Associates, A Limited Partnership and its affiliates in 1996. In addition, Ms. Tiffany is the Chief Operating Officer of The Newkirk Group and a Vice President of the Company. Mr. Tiffany's current business address is c/o Presidio Capital Corp., Five Cambridge Center, 9th floor, Cambridge, Massachusetts 02142.